UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

Commission File No.: 000-54067

Pantheon China Acquisition Corp. II
(Exact name of registrant as specified in its charter)

Unit 1804 Tower E1, Oriental Plaza, Dong Cheng District, Beijing 100738, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

Item 1.01 Entry into a Material Definitive Agreement.

Warrant Purchase Agreement

On January 13, 2011, Pantheon China Acquisition Corp. II (the “Company”) entered into a Warrant Purchase Agreement (the “Warrant Purchase Agreement”) with two investors that are affiliates of the Company (collectively, the “Purchasers”).  Under the terms of the Warrant Purchase Agreement, the Company issued to the Purchasers an aggregate of 1,750,000 Series A Warrants (the “Warrants”) to purchase the Company’s common stock, par value $0.0001 per share (the “Common Stock”), in consideration for the Purchasers’ payment, in the aggregate, of $5,000 to the Company.

The Purchasers are comprised of two accredited investors, as such term is defined in Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”).  The Purchasers made customary representations to the Company, including that they are either an accredited investor or are not a United States citizen and do not reside in the United States.  The Purchasers are affiliates of the Company.

No underwriting discounts or commissions were paid with respect to such sales.

Series A Warrant

The term of the Warrants are for a period of the earlier of (i) six years from the date of a Merger (as defined in the Warrant) and (ii) December 31, 2025.  The Warrants have an initial exercise price of $1.00, subject to certain adjustments as defined in the Warrant.

Registration Rights Agreement

In connection with the Warrant Purchase Agreement and issuance of the Warrants thereunder, the Company granted to the Purchasers certain registration rights as outlined in that certain Registration Rights Agreement, dated January 13, 2011 (the “Registration Rights Agreement”).

Item 2.03.  Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On January 13, 2011, the Company issued two promissory notes (each a “Note” and together, the “Notes”) to Allen Consulting, LLC and Super Castle Investments Limited, in the principal amounts of $5,250 and $19,750 respectively.  The Notes are non-interest bearing and are due on the earlier of (i) January 13, 2015 and (ii) the date that the Company or its wholly owned subsidiary consummates a merger or similar transaction with an operating business.

Item 3.02 Unregistered Sales of Equity Securities.

Reference is made to the description set forth under Item 1.01 above with respect to the Warrants, which is incorporated into this Item 3.02 by reference.

On January 13, 2011, the Company issued 1,750,000 Warrants to purchase Common Stock to the Purchasers in consideration for their payment of an aggregate of $5,000.  The Company has relied on the exemptions from registration available pursuant to Section 4(2), Regulation D and Regulation S promulgated under the Securities Act, with respect to the offer and sale of the Warrants.

The above description of the Warrants, the Warrant Agreement, the Registration Rights Agreement, and the Notes does not purport to be complete and is qualified in their entirety by reference to the exhibits filed with this Current Report on Form 6-K.

Item 9.01 Financial Statements and Exhibits.

(d)    Exhibits:

Exhibit Number	Description

4.1	Form of Series A Warrant, dated January 13, 2011

10.1	Warrant Purchase Agreement by and among Pantheon China Acquisition Corp. II and the Purchasers named therein, dated January 13, 2011

10.2	Registration Rights Agreement, by and among Pantheon China Acquisition Corp. II and the Purchasers named therein, dated January 13, 2011

10.3	Form of promissory Note issued by Pantheon China Acquisition Corp. II on January 13, 2011 to Allen Consulting, LLC and Super Castle Investments Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 13, 2011	PANTHEON CHINA ACQUISITION CORP. II

	By:	/s/ Jennifer J. Weng
Jennifer J. Weng
President